SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

   Information to be included in statements filed pursuant to Rule 13d-(a) and amendments thereto filed pursuant to Rule13d-2(a)
                               (Amendment No. ___)


                        General DataComm Industries, Inc.
                        ---------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                    369487608
                                 --------------
                                 (CUSIP Number)


                                Howard S. Modlin
                       Weisman Celler Spett & Modlin, P.C.
                                 445 Park Avenue
                    New York, New York 10022, (212) 371-5400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 30, 2003
                               ------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e),
13d-1(f) or 13d-1(g), check the following box:   [ ]

--------------------------------------------------------------------------------
CUSIP No. 369487608                                                        13D
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(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Howard S. Modlin
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         00
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                            (7)   SOLE VOTING POWER
                                                  470,546          (Item 5)
                                            ------------------------------------
NUMBER OF SHARES                            (8)   SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH                        None              (Item 5)
REPORTING PERSON WITH                       ------------------------------------
                                            (9)   SOLE DISPOSITIVE POWER
                                                  470,546          (Item 5)
                                            ------------------------------------
                                            (10)  SHARED DISPOSITIVE POWER
                                                  None             (Item 5)
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (Item 5)                                    470,546 shares
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [X]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.93%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON                                          IN
--------------------------------------------------------------------------------

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

         ITEM 1.  Security and Issuer
                  -------------------

         This Schedule 13D on the Common Stock of General DataComm Industries, Inc. (the "Issuer") is being filed on behalf of the undersigned Reporting Person (the "Schedule 13D").

         Item 2.  Identity and Background
                  -----------------------

         This statement is being filed by Howard S. Modlin, (the "Reporting Person)

         The foregoing person owns beneficially more than 5% of a class of equity securities of the Issuer.

         Howard S. Modlin has an office at 445 Park Avenue, 15th Floor, New York, NY 10022, and is Chairman of the Board, President, Chief Executive Officer and Secretary of the Issuer and has been an officer and director of the Issuer for the past five years. He is an attorney and President of Weisman Celler Spett & Modlin, P.C., a law firm, for the past five years.

         The Reporting Person is a citizen of the United States.

         During the past five years the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         ITEM 3. Source and Amount of Funds or Other Consideration. Not applicable as all of the shares acquired by the Reporting Person resulting in the requirement to file this Statement resulted from a stock grant by the Stock Option Committee of the Board of Directors of the Issuer as reported on Form 4 by the Reporting Person.

         ITEM 4. Purpose of Transaction. The purpose of the acquisition of the securities was to receive an award of shares of the Issuer. The Reporting Person has no current plans which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than stock option grants under the Issuer's stock option plans;

                  (b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (h) Causing a class of securities of the Issuer to be deleted from a national securities exchange;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above; but the foregoing responses above do not apply to any such actions of the Issuer in the ordinary course of business which may result from actions taken by the Reporting Person as an executive officer or a director of the Issuer or its subsidiaries.

         ITEM 5.  Interest In Securities Of The Issuer
                  ------------------------------------

                  (a) The Class B Stock of the Issuer is convertible into the Issuer's Common Stock on a share for share basis. The aggregate number and percentage of securities to which this Schedule 13D relates is 470,546 shares of Common Stock and Class B Stock, representing 11.93% of 3,942,943 shares of Common Stock and Class B Stock of the Issuer. This number of shares outstanding is arrived at by taking the number of shares reported as being outstanding in the Issuer's recently filed Form 8-K, dated September 30, 2003 disclosing an aggregate of 3,941,393 shares of the Issuer's Common Stock and Class B Stock outstanding and adding thereto 1,550 shares if the Reporting Person were to exercise three out-of-the-money director stock options held by him described below.

                  The Reporting Person is deemed to beneficially own the Common Stock as follows:

                                                                                             % of Shares of
                         Shares of       % of            Shares of           Total Shares        Common
                          Common         Common         Common Stock           of Common         Stock
                       Stock Deemed      Stock          if Converted         Stock Deemed     Outstanding as
Name                       Owned       Outstanding    from Class B Stock        Held             Adjusted
---------------------   ----------     -----------    ------------------     ------------     --------------
Howard S. Modlin            10,603*          0.268%              459,943          470,546              11.93%

* 9,053 of these shares are owned by the Reporting Person's law firm. Pursuant to Rule 13d-3 an additional 1,550 shares are deemed owned based on options to purchase Common Stock which could be exercised by the Reporting Person as follows: 500 at $123.125 per share, 450 at $37.50 per share and 600 at $26.875 per share, respectively, expiring October 9, 2005, March 4, 2008 and October 20, 2009 respectively. The total does not include an aggregate of 178,845 shares of Common Stock or 4.53% of the outstanding shares consisting of (i) 11,200 shares of Common Stock and 3,400 shares of Class B Stock owned by the Reporting Person's wife, the beneficial ownership of which the Reporting Person disclaims, and (ii) an aggregate of 164,245 shares beneficially owned by the Estate of Charles P. Johnson, the Issuer's former Chairman, of which the Reporting Person is the sole executor, the beneficial ownership of which the Reporting Person disclaims. Such shares held by the Estate of Charles P. Johnson consist of 151,367 shares of Class B Stock convertible into a like number of shares of Common Stock, 9,215 share of Common Stock and an additional 3,663 shares of Common Stock if 20,000 shares of the Issuer's 9% Cumulative Convertible Exchangeable Preferred Stock are converted into Common Stock at $136.50 per share. In calculating the aforesaid percentage of excluded shares, the amount of 3,663 shares acquirable on conversion is added to the shares of the Issuer outstanding at September 30, 2003.

                  (b) The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the shares of the Issuer reported for him for his own benefit, as well as to direct the vote and dispose of the shares held by the Estate of Charles P. Johnson for the beneficiaries of such Estate.

                  (c) Information with respect to all transactions in the shares of the Issuer which were effected during the past sixty days by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.

                  (d)      Not applicable.

                  (e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -----------------------------------

         None except the three outstanding options previously granted by the Issuer reported in Item 5.

         Item 7.  Material to be Filed as Exhibits
                  --------------------------------

                  None.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Dated: November 4, 2003


                                       /s/ HOWARD S. MODLIN
                                       -----------------------------------------
                                       Howard S. Modlin



                                   SCHEDULE I
                           INFORMATION WITH RESPECT TO
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
                 IN GENERAL DATACOMM INDUSTRIES, INC. SECURITIES


                            Date            Shares Acquired by Grant
                            ----            ------------------------

Class B Stock              9-30-03                  459,268


Common Stock                    --                     None


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